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Terrence O. Davis
(404) 817-8531
 terrence.davis@hklaw.com

August 11, 2017

VIA EDGAR
Mr. Jeffrey A. Foor
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Griffin Institutional Access Credit Fund
(File Nos. 333-211845 and 811-23159)

Dear Mr. Foor:

At your request, we are submitting this letter on behalf of our client, Griffin Institutional Access Credit Fund (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the second post-effective amendment to the registration statement on Form N-2 filed with the SEC by the Trust on June 9, 2017.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments

1.	Comment. On page ii, in the second to last bullet, please revise the language regarding the front end sales load.

Response.  The disclosure has been revised as requested.

2.	Comment. Please revise the language “actual return” to reflect actual net positive return.

Response. The disclosure has been revised as requested.

Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

3.
Comment.  With respect to the disclosure regarding conflicts of interest from direct origination, please clarify that such investments are subject to the obtaining of exemptive relief and the conditions of such relief.

Response.  The disclosure has been revised as requested.

* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis